Exhibit 99.3

Sinovac Reports Unaudited Second Quarter 2013 Financial Results

- Conference call scheduled for Wednesday, August 14, 2013 at 8:00 AM EDT

BEIJING, Aug. 13, 2013 /PRNewswire/ -- Sinovac Biotech Ltd. (SVA), a leading provider of biopharmaceutical products in China, announced today its unaudited second quarter and half year financial results for the period ended June 30, 2013.

Second Quarter 2013 Financial Highlights (period-over-period comparisons to second quarter 2012)

•	Total sales increased by 86.4% to $17.5 million from $9.4 million.
•	Gross profit increased by 70.1% to $13.6 million from $8.0 million.
•	Net income attributable to common stockholders was $1.3 million, or $0.02 per basic and diluted share, compared to net loss attributed to common stockholders of $1.6 million, or $0.03 per basic and diluted share.
•	Cash and cash equivalents totaled $92.0 million as of June 30, 2013, compared to $91.2 million as of December 31, 2012.

Recent Business Highlights

On July 30, 2013, following the completion of inspection on clinical sites by the Beijing Drug Administration, Sinovac's registration documentations for its proprietary EV71 vaccine were submitted to and accepted by the Center for Drug Evaluation (CDE), China Food and Drug Administration for the technological review on Sinovac's new drug application (NDA) filing.

On August 6, 2013, the phase II clinical results for Sinovac's proprietary EV71 vaccine were published online in The Journal of Infectious Diseases (JID), the premier global journal for original research on infectious diseases. The paper is entitled "Immunogenicity, Safety, and Immune Persistence of A Novel Inactivated Human Enterovirus 71 (EV71) Vaccine: A Phase II, Randomized, Double-Blind, Placebo-Controlled Trial."

Dr. Weidong Yin, Chairman, President and CEO, commented, "We are pleased to report another quarter with strong sales rising by 86.4%, driven by robust hepatitis vaccines sales resulting from a favorable competitive environment in China and successful initiatives focused on each market segment implemented by our sales team.  With this diversified sales strategy, Sinovac is poised to maximize the upcoming commercial opportunity for our EV71 vaccine for which the NDA filing is under review in China. The top line growth in the current period was the key driver of a higher gross profit and a higher net income as compared to previous quarters."

Dr. Yin continued, "The review of our NDA filing for our EV71 vaccine is also moving forward to the technological review process by the CDE. Hand, foot and mouth disease (HFMD) continues to represent a significant unmet medical need in China with reports of over 900,000 HFMD cases and 156 fatalities in first half of 2013. We aim to launch the EV71 vaccine to provide a solution to address this unmet medical need as no treatment and prevention options exist for this highly contagious disease impacting children in China and surrounding countries."

Financial Review for Second Quarter Ended June 30, 2013

An analysis of sales and gross profit is as follows:

In USD'000	2013Q2	% of total sales	2012Q2	% of total sales
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Hepatitis A(Healive)	7,021	40.2%	3,561	38.0%
Hepatitis A&B(Bilive)	9,586	54.9%	6,070	64.8%
Hepatitis vaccines	16,607	95.1%	9,631	102.8%

Influenza vaccines	48	0.3%	-268	-2.9%
Core sales	16,655	95.4%	9,363	99.9
Animal vaccine	64	0.4%	2	0.01%
Mumps	732	4.2%	-	-

Total sales	17,451	100%	9,365	100%

Cost of goods sold	3,861		1,376

Gross profit	13,590	77.9%	7,989	85.3%

Total sales increased by 86.4% to $17.5 million in the second quarter of 2013 from $9.4 million in the second quarter of 2012. Both Healive and Bilive contributed to the sales growth in the second quarter, resulting from the favorable competitive environment in the private pay market in China and initiatives implemented by the Company's sales team.

Gross profit increased by 70.1% to $13.6 million for the second quarter of 2013 from $8.0 million in the same period of 2012. Gross margin was 77.9% in the second quarter of 2013, compared to 85.3% in the same period of 2012. Excluding the impact of the H5N1 inventory provision of $0.2 million, the gross margin was 79.0% in the second quarter of 2013. The decline in gross margin was affected by the sales of different products mix with different gross margin.

SG&A expenses for the second quarter of 2013 were $8.3 million, compared to $6.7 million in the same period of 2012. Selling expenses as a percentage of second quarter 2013 sales was 32.0%, compared to 38.9% during the second quarter of the prior year. The decrease in selling expense as a percentage of revenue was mainly due to the increased sales team productivity.

The G&A expenses for the second quarter of 2013 decreased to $2.7 million from $3.1 million in the second quarter of 2012. The decrease was mainly due to the effect that the bonuses, paid out or to be paid out, were recorded against a previously accrued liability account, named staff benefits, rather than charged to expenses. This had the effect of partially offsetting increased G&A resulting from the higher operating costs because the Company's Changping site is now fully operational. A part of the operating cost increase was related to the ongoing validation activities on the manufacturing facilities in support of the EV71 vaccine for which the NDA is currently under review.

R&D expenses in the second quarter of 2013 were $2.0 million, a decrease from $4.7 million in the same period of 2012. The lower R&D expenses in the current quarter were attributable to the completion of the phase III study of EV71 vaccine candidate in the first quarter of 2013. The R&D activities in the second quarter focused on the other vaccine candidates in the Company's pipeline.

Depreciation of property, plant and equipment and amortization of licenses and permits for the second quarter of 2013 were $0.5 million, compared to $0.3 million for the same period of last year. Depreciation increased because more assets were in service at the Changping facility as compared to the second quarter of 2012.

Net income attributable to common stockholders was $1.3 million, or $0.02 per basic share and diluted share, for the second quarter of 2013, compared to a net loss attributed to common stockholders of $1.6 million, or $0.03 per basic and diluted share, for the second quarter of 2012. Excluding the impact of the bonus revision of $1.6 million, which was paid out or to be paid out from an accrued liability account rather than charged to expenses, the net loss of the second quarter of 2013 would approximately be $0.3 million, or $0.01 per basic share and diluted share.

Financial Review for the Six Months Period Ended June 30, 2013

An analysis of sales and gross profit is as follows:

In USD'000	2013 YTD	% of total sales	2012 YTD	% of total sales
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Hepatitis A(Healive)	13,199	48.0%	5,172	33.7%
Hepatitis A&B(Bilive)	12,581	45.7%	10,085	65.8%
Hepatitis vaccines	25,780	93.7%	15,257	99.5%

Influenza vaccines	330	1.2%	46	0.3%
Core sales	26,110	94.9%	15,303	99.8%
Animal vaccine	78	0.3%	35	0.2%
Mumps	1,316	4.8%	-	-

Total sales	27,504	100%	15,338	100%

Cost of goods sold	6,853		3,631

Gross profit	20,651	75.1%	11,707	76.3%

Total sales were increased by 79.3% to $27.5 million in first half of 2013 from $15.3 million in the same period of 2012. The sales growth was achieved across every sales channel, including the public market, private market and sales through distributors, which demonstrated the success of the Company's sales strategy of combining a diversified sales model to largely improve the market coverage and penetration.

Gross profit of the first half year of 2013 increased by 76.4% to $20.7 million from $11.7 million in the same period of 2012. Gross margin was 75.1%, compared to 76.3% of the same period of last year. Excluding the impact of the H5N1 inventory provision of $0.8 million, the gross margin was 78.1%.

Selling, general and administrative expenses for the first half of 2013 were $14.6 million, compared to $11.0 million in the same period of 2012. Selling expenses as a percentage of first half year of 2013 sales was 31.3%, compared to 37.9% of first half year of the prior year. The G&A expenses increased to $6.0 million in the first half of 2012 from $5.2 million for the first half year of the prior year. The factors affecting selling, general and administrative expenses for the first half of 2013 were the same as for the second quarter, described above.

Research and development expenses for the first half of 2013 was $3.9 million, a $8.1 million decrease from $12.0 million for the same period in 2012.  The lower R&D expenses were attributable to the completion of the phase III trial for the EV71 vaccine.

Depreciation of property, plant and equipment and amortization of licenses and permits for first half year of 2013 was $1.3 million, compared to $0.6 million for the same period of last year. Depreciation increased because more assets were in service at the Changping facility compared to the same period in 2012.

Net loss attributable to stockholders in the first half of 2013 was $0.7 million, or $0.01 per basic and diluted share, compared to a net loss of $7.2 million, or $0.13 per basic and diluted share, for the same period of last year. Excluding the impact of the bonus revision of $1.6 million, which was paid out from an accrued liability account rather than charged to expenses, the net loss of the first half year of 2013 would approximately be $2.3 million, or $0.04 per basic share and diluted share.

As of June 30, 2013, cash and cash equivalents totaled $92.0 million, compared to $91.2 million as of December 31, 2012. Net cash used in operating activities was $9.3 million in the first half of 2013. Net cash used in investing activities was $2.2 million, which was mainly used to acquire property, plant and equipment for the Changping site. Net cash provided by financing activities was $11.6 million in the first half of 2013, including loan proceeds of $10.8 million.  The Company continues to source new financing resources to commercialize other pipeline products when appropriate.

Management Change

Ms. Nan Wang, Vice President of Sinovac, has been appointed as Chief Financial Officer, effective June 1, 2013. Mr. Danny Chung, who was Chief Financial Officer, has resigned for family reasons.

Other Developments

Sinovac owns a controlling 73.09% interest in Sinovac Biotech Co., Ltd. (Sinovac Beijing), while Sino Bioway holds the remaining 26.91% non-controlling interest. On April 8, 2013, the board of directors of Sinovac Beijing approved the transfer of Sino Bioway's interest in Sinovac Beijing to a subsidiary of Sino Bioway, Xiamen Bioway Biotech Co., Ltd. The transfer was completed on May 13, 2013. There was no impact on Sinovac Beijing's daily operations and no change to the composition of the board of directors of Sinovac Beijing after the completion of the transaction.

Conference Call Details

The Company will host a conference call prior to the market opening on Wednesday, August 14, 2013, at 8:00 a.m. EDT (August 14, 2013 at 8:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments. To access the conference call, please dial 1-877-407-0784 (USA) or 1-201-689-8560 (International).  A replay of the call will be available from 11 a.m. EDT on August 14, 2013, to August 28, 2013, at midnight. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 418775.

A live audio webcast of the call will also be available from the investors section on the corporate web site at www.sinovac.com.  A webcast replay can be accessed on the corporate website beginning August 14, 2013, and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu) and mumps, as well as animal rabies vaccine for canines. The Company recently concluded the phase III clinical trial for enterovirus 71 (against hand, foot and mouth disease) and filed new drug application with China Food & Drug Administration.  In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program.  The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for pneumococcal polysaccharides, pneumococcal conjugate, varicella and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac has also been granted a license to commercialize seasonal flu vaccine in Mexico.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee
Sinovac Biotech Ltd.
Tel:  +86-10-8279-9659/9696
Fax:  +86-10-6296-6910
Email: ir@sinovac.com

Investors:
Stephanie Carrington
The Ruth Group
Tel:  +1-646-536-7017
Email: scarrington@theruthgroup.com

Media:
Aaron Estrada
The Ruth Group
Tel:  +1-646-536-7028
Email: aestrada@theruthgroup.com

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

(Unaudited)

June 30,2013

(Expressed in U.S. Dollars)

	June 30, 2013	December 31, 2012
Cash and cash equivalents	92,046,428	91,240,956
Accounts receivable	31,248,974	23,440,135
Inventories	16,655,331	10,529,476
Prepaid expenses and deposits	914,771	1,072,078
Total current assets	140,865,504	126,282,645

Property, plant and equipment	79,838,322	80,083,383
Long-term inventory	-	28,692
Long-term prepaid expenses	213,310	289,766
Deposits for acquisition of equipment	280,534	483,278
Deferred tax asset	467,490	445,589
License and permit	964,416	1,149,914
Total assets	222,629,576	208,763,267

Current liabilities
Loans payable	6,213,808	3,328,590
Accounts payable and accrued liabilities	26,522,072	24,777,808
Income tax payable	242,381	238,775
Deferred revenue	59,471	1,378,425
Deferred research grants	437,609	431,097
Total current liabilities	33,475,341	30,154,695

Deferred research grants	4,593,360	4,068,602
Loans payable	39,425,475	31,181,235
Due to related party	3,278,261	3,230,125
Deferred revenue	10,955,779	10,693,247
Total long-term liabilities	58,252,875	49,173,209

Total liabilities	91,728,216	79,327,904

Commitments and contingencies
Stockholder's equity
Common stock	55,353	55,092
Additional paid in capital	106,808,942	106,245,934
Accumulated other comprehensive income	12,983,039	11,770,927
Dedicated reserves	11,808,271	11,808,271
Accumulated deficit	(12,845,353)	(12,156,414)
Total stockholders' equity	118,810,252	117,723,810

Non-controlling interest	12,091,108	11,711,553
Total equity	130,901,360	129,435,363
Total equity and liability	222,629,576	208,763,267

SINOVAC BIOTECH LTD.

Consolidated Statements of Operations and Comprehensive Income (loss)

June 30,2013

(Unaudited)

(Expressed in U.S. Dollars)

	Three Months ended June 30		Six Months ended June 30
	2013	2012	2013	2012

Sales	17,451,442	9,364,632	27,503,657	15,338,099
Cost of sales (exclusive of depreciation of land use right and amortization of licenses and permits of $201,211(2012-$67,486) for three months and $97,449(2012-$12,507) for six months	3,860,856	1,375,917	6,852,720	3,631,206
Gross profit	13,590,586	7,988,715	20,650,937	11,706,893

Selling, general and administrative expenses	8,265,312	6,700,526	14,628,669	11,020,815
Provision for doubtful account	603,601		885,791	-
Research and development expenses	2,041,639	4,676,703	3,889,246	12,018,875
Depreciation of property, plant and equipment and amortization of licenses	541,720	313,265	1,313,866	620,708
Loss (gain) on disposal and impairment of property, plant and equipment	82	-	(2,319)	-
Government grants recognized in income	-	(405,082)		(476,286)
Total operating expenses	11,452,354	11,285,412	20,715,253	23,184,112
Operating income (loss)	2,138,232	(3,296,697)	(64,316)	(11,477,219)

Interest and financing expenses	(770,319)	(232,078)	(1,433,406)	(446,398)
Interest income	582,602	498,856	1,023,920	1,096,527
Other income (expenses)	(53,667)	14,635	7,095	132,713
Income (loss) before income taxes and Minority interest	1,896,848	(3,015,284)	(466,707)	(10,694,377)
Income tax recovery	17,272	797,462	14,783	800,364

Consolidated net income (loss)	1,914,120	(2,217,822)	(451,924)	(9,894,013)
Net Income (loss) attributable to the noncontrolling interest	595,222	(587,684)	237,015	(2,650,820)
Net income (loss) attributable to stockholders	1,318,898	(1,630,138)	(688,939)	(7,243,193)
Net income (loss)	1,914,120	(2,217,822)	(451,924)	(9,894,013)

Foreign currency translation adjustment	1,118,992	(469,734)	1,352,701	177,049
Total comprehensive income (loss)	3,033,112	(2,687,556)	900,777	(9,716,964)
Less: comprehensive (income) loss attributable to non-controlling interests	706,887	(633,486)	377,604	(2,613,075)
Comprehensive income (loss) attributable to stockholders	2,326,225	(2,054,070)	523,173	(7,103,889)

Weighted average number of shares of
Basic	55,056,191	54,804,498	54,995,674	54,784,801
Diluted	55,522,748	54,804,498	54,995,674	54,784,801

Basic and diluted earnings (loss) per share	0.02	(0.03)	(0.01)	(0.13)

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flow

June 30,2013

(Unaudited)

(Expressed in U.S. Dollars)

	Three Months ended June 30		Six Months ended June 30
	2013	2012	2013	2012
Cash flows used in operating activities:
Net income (loss) for the period	1,914,120	(2,217,822)	(451,924)	(9,894,013)
deferred income tax	(17,272)	69,231	(14,783)	66,329
stock-based compensation	61,854	173,791	137,693	253,966
inventory provison	767,811	1,239,399	767,811	1,325,263
provision for (recovery of) doubtful allowance	603,602	-	885,792	-
Impairment of equipment and losses(gain) on disposal	82	2,460	(2,319)	2,460
unrealized foreign exchange gain (loss)	-	166,701	-	(43,880)
research and development expenditures qualified for government grant	-	-	-	(79,116)
depreciation of property, plant and equipment,	1,787,173	1,293,974	3,485,540	2,546,524
deferred government grants recognized as income	-	(325,965)		(397,169)
accreation expenses	34,282	68,398	52,373	136,789
Changes in assets and liabilities:
accounts receivable, trade	(4,510,518)	614,574	(8,287,685)	(671,232)
inventory	(3,581,987)	(4,845,918)	(6,657,043)	(6,165,393)
income tax payable	-	(3,136,687)	-	(3,124,477)
prepaid expenses and deposits	399,292	(293,778)	255,543	488,378
defer revenue	(161,644)	(5)	(1,228,643)	(99,522)
accounts payables and accrued liabilities	(592,990)	882,535	1,753,684	(2,522,272)
Net cash used by operating activities	(3,296,195)	(6,309,112)	(9,303,961)	(18,177,365)

Cash flows from financing activities
Loan proceed	3,304,721	3,985,568	10,784,502	6,009,507
Loan Payments	(161,606)	-	(161,606)	-
Proceeds from issuance of common stock	406,240	343,040	417,120	393,440
Subscription received	8,456	2,400	8,456	2,400
Dividends paid to non-controlling shareholder of Sinovac Beijing	-	-	-	(800,717)
Loan from non-controlling shareholder of Sinovac Dalian	-	-	-	3,175,266
Government grant received	220,187	240,580	523,813	240,580
Net cash provided by financing activities	3,777,998	4,571,588	11,572,285	9,020,476

Cash flows used in investing activities:
Prepayments for acquisition of equipment	346,884	1,219,610	208,330	886,830
Acquisition of property, plant and equipment	(855,249)	(4,878,770)	(2,439,947)	(7,506,451)
Net cash used in investing activities	(508,365)	(3,659,160)	(2,231,617)	(6,619,621)

Exchange gain on cash and cash equivalents	510,738	347,410	768,765	930,188

Increase (decrease) in cash and cash equivalents	484,176	(5,049,274)	805,472	(14,846,322)

Cash and cash equivalents, beginning of period	91,562,252	94,489,647	91,240,956	104,286,695

Cash and cash equivalents, end of period	92,046,428	89,440,373	92,046,428	89,440,373

Cash paid for interest	696,361	231,563	1,295,796	477,639
Cash paid for income taxes	-	-	-	-
Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in
accounts payable and accrued liabilities	3,750,767	9,962,278	3,750,767	9,962,278